SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                                COHO ENERGY, INC.
             -------------------------------------------------------
                                (Name of issuer)

                                  Common Stock
             -------------------------------------------------------
                         (Title of class of securities)

                                    19248110
                                 --------------
                                 (CUSIP Number)

                            Peter R. Vogelsang, Esq.
                        Morgan Stanley & Co. Incorporated
                           1221 Avenue of the Americas
                            New York, New York  10020
                            Tel. No.: (212) 703-4000
             -------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 October 3, 1997
             -------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)


                               Page 1 of 18 pages

=======================
  CUSIP No.: 19248110
=======================

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            The Morgan Stanley Leveraged Equity Fund II, L.P.

            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) |X|

                                                                     (b) |_|

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*   00

--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION               State of Delaware

--------------------------------------------------------------------------------

          NUMBER OF                7     SOLE VOTING POWER          1,350,440
           SHARES
        BENEFICIALLY          --------------------------------------------------
          OWNED BY                 8     SHARED VOTING POWER           -----
            EACH              --------------------------------------------------
          REPORTING                9     SOLE DISPOSITIVE POWER    1,350,440
           PERSON             --------------------------------------------------
            WITH                  10     SHARED DISPOSITIVE POWER      -----

--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     1,350,440
--------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                              |_|
--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          5.3%

--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*                                     PN

--------------------------------------------------------------------------------



                               Page 2 of 18 pages

=======================
  CUSIP No.: 19248110
=======================

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Morgan Stanley Leveraged Equity Fund II, Inc.

            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) |X|

                                                                     (b) |_|

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*           00

--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION               State of Delaware

--------------------------------------------------------------------------------

          NUMBER OF                7     SOLE VOTING POWER          1,350,440
           SHARES             --------------------------------------------------
        BENEFICIALLY               8     SHARED VOTING POWER            -----
          OWNED BY            --------------------------------------------------
            EACH                   9     SOLE DISPOSITIVE POWER     1,350,440
          REPORTING           --------------------------------------------------
           PERSON                 10     SHARED DISPOSITIVE POWER       -----
            WITH

--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     1,350,440
--------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           5.3%

--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*                                      CO

--------------------------------------------------------------------------------



                               Page 3 of 18 pages

=======================
  CUSIP No.: 19248110
=======================

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Morgan Stanley, Dean Witter, Discover & Co.

            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) |X|

                                                                     (b) |_|

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                    00

--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION               State of Delaware

--------------------------------------------------------------------------------

          NUMBER OF                7     SOLE VOTING POWER          1,350,440
           SHARES             --------------------------------------------------
        BENEFICIALLY               8     SHARED VOTING POWER            -----
          OWNED BY            --------------------------------------------------
            EACH                   9     SOLE DISPOSITIVE POWER     1,350,440
          REPORTING           --------------------------------------------------
           PERSON                 10     SHARED DISPOSITIVE POWER       -----
            WITH

--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     1,350,440
--------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                              |_|
--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          5.3%

--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*                            CO

--------------------------------------------------------------------------------



                               Page 4 of 18 pages

=======================
  CUSIP No.: 19248110
=======================

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Quinn Oil Company Ltd.

            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a) |X|

                                                                      (b) |_|

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                    00

--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                |_|

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION                  State of Texas

--------------------------------------------------------------------------------

          NUMBER OF                7     SOLE VOTING POWER            149,744
           SHARES             --------------------------------------------------
        BENEFICIALLY               8     SHARED VOTING POWER            -----
          OWNED BY            --------------------------------------------------
            EACH                   9     SOLE DISPOSITIVE POWER       149,744
          REPORTING           --------------------------------------------------
           PERSON                 10     SHARED DISPOSITIVE POWER       -----
            WITH

--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     149,744
--------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           0.6%

--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*                   PN

--------------------------------------------------------------------------------



                               Page 5 of 18 pages

=======================
  CUSIP No.: 19248110
=======================

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Carl S. Quinn

            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) |X|

                                                                     (b) |_|

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                    00

--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION                        U.S.

--------------------------------------------------------------------------------

          NUMBER OF                7     SOLE VOTING POWER            149,744
           SHARES             --------------------------------------------------
        BENEFICIALLY               8     SHARED VOTING POWER           -----
          OWNED BY            --------------------------------------------------
            EACH                   9     SOLE DISPOSITIVE POWER      149,744
          REPORTING           --------------------------------------------------
           PERSON                 10     SHARED DISPOSITIVE POWER      -----
            WITH

--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     149,744
--------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                              |_|
--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          0.6%

--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*                            IN

--------------------------------------------------------------------------------


                               Page 6 of 18 pages

                  This Amendment No. 2 amends and supplements the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on December 19, 1994, by (i) The Morgan Stanley Leveraged Equity Fund II, L.P., a Delaware limited partnership ("MSLEF II"), (ii) Morgan Stanley Leveraged Equity Fund II, Inc., a Delaware corporation and the general partner of MSLEF II ("MSLEF II, Inc."), (iii) Morgan Stanley, Dean Witter, Discover & Co., a Delaware corporation ("MSDWD & Co."), (iv) Quinn Oil Company Ltd., a Texas limited partnership ("Quinn Oil"), and (v) Carl S. Quinn, general partner of Quinn Oil ("Mr. Quinn") (collectively, the "Filing Persons"), and is filed to reflect information required by Rule 13d-2 under the Securities Exchange Act of 1934, as amended, with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Coho Energy, Inc., a Texas corporation (the "Issuer").


Item 1.  Security and Issuer.

                  This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Coho Energy, Inc. (the "Issuer"). The Issuer is a Texas corporation and has its principal executive offices located at Suite 860, 14785 Preston Road, Dallas, Texas 75240.


Item 2.   Identity and Background.

         (a) The names of the persons filing this statement are (i) The Morgan Stanley Leveraged Equity Fund II, L.P., a Delaware limited partnership ("MSLEF II"), (ii) Morgan Stanley Leveraged Equity Fund II, Inc., a Delaware corporation and the general partner of MSLEF II ("MSLEF II, Inc."), (iii) Morgan Stanley, Dean Witter, Discover & Co., a Delaware corporation ("MSDWD & Co."), (iv) Quinn Oil Company Ltd., a Texas limited partnership ("Quinn Oil"), and (v) Carl S. Quinn, general partner of Quinn Oil ("Mr. Quinn"; collectively, the "Filing Persons").

         (b) The address of the principal business and principal office of MSLEF II and MSLEF II, Inc. is 1221 Avenue of the Americas, New York, New York 10020. The address of the principal business and principal office of MSDWD & Co. is 1585 Broadway, New York, New York 10036. The address of the principal business and principal office of Quinn Oil, which is also the business address of Mr. Quinn, is P.O. Box 2127, East Hampton, N.Y. 11937.

         (c) Set forth in Schedule A is the name, citizenship, business or residence address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of MSLEF II, Inc., as of the date hereof.



                               Page 7 of 18 pages

                  Set forth in Schedule B is the name, citizenship, business or residence address and present principal occupation or employment, as well as the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of MSDWD & Co., as of the date hereof.

                   The present principal occupation or employment of Mr. Quinn is managing investments. The name of the corporation or other organization in which Mr. Quinn's occupation or employment is conducted is Quinn Oil. The principal business of Quinn Oil is managing oil and gas investments. Mr. Quinn is a U.S. citizen.

                   The principal business of each of MSDWD & Co. and Morgan Stanley & Co. Incorporated is as follows: securities underwriting, distribution and trading; merger, acquisition, restructuring, real estate, project finance and other corporate finance advisory activities; merchant banking and other principal investment activities; brokerage and research services; asset management; the trading of foreign exchange and commodities as well as derivatives on a broad range of asset categories; and global custody, securities clearance services and securities lending. The principal business of each of MSLEF II and MSLEF II, Inc. is making, holding and disposing of merchant banking investments.

         (d) During the last five years, none of the Filing Persons, or, to the knowledge of MSLEF II, MSLEF II, Inc. and MSDWD & Co., any person named in Schedule A or B, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.

                  Pursuant to an Acquisition Agreement, dated as of November 11, 1994, among MSLEF II, Quinn Oil, Interstate Natural Gas Company, a Delaware corporation ("ING"), the Issuer and Coho Resources, Inc., a Nevada corporation (the "Acquisition Agreement"), which provided for the acquisition of all the outstanding capital stock of ING by the Issuer, (a) MSLEF II acquired 2,522,756 shares of Common Stock, along with 146,593 shares of Preferred Stock, of the Issuer and an amount of cash, in exchange for 200,025 shares of Series 8% Preferred Stock, par value $.10 per share, of ING and (b) Quinn Oil acquired 252,244 shares of Common Stock, along with 14,657 shares of Preferred Stock and an amount of cash, in exchange for 20,000 shares of common stock, par value $.10 per share, of ING.

                  On August 30, 1995, pursuant to the terms of the Preferred Stock and the Acquisition Agreement, each share of Preferred Stock beneficially owned by MSLEF II and


                               Page 8 of 18 pages

Quinn Oil was converted into 20 shares of Common Stock. Additionally, MSLEF II and Quinn Oil received 143,037 and 14,301 shares of Common Stock, respectively, in satisfaction of accrued dividends payable related to the Preferred Stock, in lieu of cash. Accordingly, on August 30, 1995, MSLEF II acquired, in total, 3,074,897 additional shares of Common Stock, and Quinn Oil acquired, in total, 307,441 additional shares of Common Stock.


Item 4.  Purpose of Transaction.

                  Each of MSLEF II and Quinn Oil acquired the shares of Common Stock for investment. Except as set forth above or as otherwise described in the Registration Rights and Shareholder Agreement dated as of December 8, 1994, among the Issuer, MSLEF II and Quinn Oil (the "Shareholder Agreement"), none of the Filing Persons, or, to the knowledge of MSLEF II, MSLEF II, Inc. and Morgan Stanley Group, any person named in Schedule A or Schedule B, has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                  MSLEF II and Quinn Oil, depending upon market conditions and other factors, may, in the future, dispose of all or a portion of the shares of Common Stock that MSLEF II and Quinn Oil now own.

                  Pursuant to an Underwriting Agreement dated September 29, 1997, among Coho Energy, Inc., MSLEF II, Quinn Oil, Lambert Holdings Ltd., Edmonton International Industries Ltd., and Morgan Stanley & Co. Incorporated, as representative (the "Underwriting Agreement"), MSLEF II and Quinn Oil have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, they will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (provided that such shares or securities are currently owned by such person) or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of such shares of Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, for a period of 90 days from the date of the Underwriting Agreement.

                  Except as set forth in the Registration Rights and Shareholder Agreement dated as of December 8, 1994, among Coho Energy, Inc., MSLEF II, and Quinn Oil, or as set forth above, MSLEF II and Quinn Oil have no present plans or proposals that relate to, or would result in, an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of any of the Issuer's assets, a change in the present Board of Directors or management of the Issuer, a change in the present capitalization or dividend policy of the Issuer, any other material change in the Issuer's business or corporate structure,


                               Page 9 of 18 pages
changes in the Issuer's charter or bylaws or with respect to the delisting or deregistration of any of the Issuer's securities.


Item 5.  Interest in Securities of the Issuer.

                  (a)-(b) MSLEF II beneficially owns 1,350,440 shares of Common Stock. Based upon information contained in the most recently available filing by the Issuer with the Securities and Exchange Commission, such shares constitute approximately 5.3% of the outstanding shares of Common Stock. MSLEF II has the sole power to vote and to dispose of all such shares. MSLEF II, Inc. and MSDWD & Co. may also be deemed to beneficially own such shares. To the knowledge of MSLEF II, MSLEF II, Inc. and MSDWD & Co., no shares of Common Stock are beneficially owned by any of the persons named in Schedule A or B.

                  Quinn Oil beneficially owns 149,744 shares of Common Stock. Based upon information contained in the most recently available filing by the Issuer with the Securities and Exchange Commission, such shares constitute approximately 0.6% of the outstanding shares of Common Stock. Quinn Oil has the sole power to vote and to dispose of all such shares. Mr. Quinn may also be deemed to beneficially own such shares.

                  As a result of the Shareholder Agreement, the Filing Persons may be deemed to comprise a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.

                  (c) Pursuant to a Prospectus dated September 29, 1997, on October 3, 1997, (a) MSLEF II sold 4,247,213 shares of Common Stock and (b) Quinn Oil sold 424,941 shares of Common Stock at a price per share of $9.95.

                  (d) To the knowledge of the Filing Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Filing Persons.

                  (e) Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
           to Securities of the Issuer.

                  Pursuant to the Shareholder Agreement, Mr. Quinn and Howard I. Hoffen, a principal of Morgan Stanley & Co. Incorporated, a wholly owned subsidiary of Morgan Stanley, Dean Witter, Discover & Co., have become directors of the Issuer. Except as described above or described in the Shareholder Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named


                               Page 10 of 18 pages
in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.


Exhibit          Description
-------          -----------

   1.            Secretary's Certificate

   2.            Joint Filing Agreement

   3. Registration Rights and Shareholder Agreement dated as of December 8, 1994, among the Issuer, MSLEF II and Quinn Oil Company Ltd.

   4. Statement of Resolution Establishing Series of Shares for the Series A Preferred Stock of the Issuer

   10.5          Amendment dated September 29, 1997, to the
                 Registration Rights and Shareholder Agreement dated as of December 8, 1994, among the Issuer, MSLEF II and Quinn Oil.


                               Page 11 of 18 pages

                                    Signature


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 3, 1997                 THE MORGAN STANLEY LEVERAGED
                                            EQUITY FUND II, L.P.

                                         By Morgan Stanley Leveraged Equity
                                            Fund II, Inc., as general partner


                                         By         /s/ PETER R. VOGELSANG
                                            -----------------------------------
                                            Name:
                                            Title:


                                         MORGAN STANLEY LEVERAGED
                                            EQUITY FUND II, INC.


                                         By         /s/ PETER R. VOGELSANG
                                            -----------------------------------
                                            Name:
                                            Title:


                                         MORGAN STANLEY, DEAN WITTER,
                                            DISCOVER & CO.


                                         By         /s/ PETER R. VOGELSANG
                                            -----------------------------------
                                            Name:
                                            Title:








                               Page 12 of 18 pages

                                    Signature


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 3, 1997                    QUINN OIL COMPANY LTD.


                                            By    /s/ CARL S. QUINN
                                            -------------------------------
                                              Name:
                                              Title:


                                                  /s/  CARL S. QUINN
                                            -------------------------------
                                                 Carl S. Quinn








                               Page 13 of 18 pages

                                                                      Schedule A

                        DIRECTORS AND EXECUTIVE OFFICERS
                OF MORGAN STANLEY LEVERAGED EQUITY FUND II, INC.


                  The name, business address and title with Morgan Stanley Leveraged Equity Fund II, Inc., and present principal occupation or employment, of each of the directors and executive officers of Morgan Stanley Leveraged Equity Fund II, Inc. are set forth below. Each person's business address is 1221 Avenue of the Americas, New York, N.Y. 10020. Morgan Stanley & Co. Incorporated's address is 1585 Broadway, New York, N.Y. 10036. Each person listed below is a citizen of the United States of America.

                                               Present Principal
                                             Occupation Including
         Name and Title                        Name of Employer
         --------------                        ----------------

James M. Allwin                            Managing Director, Morgan Stanley &
         (Chairman, President, and                  Co. Incorporated
          Director)

Alan E. Goldberg                           Managing Director, Morgan Stanley &
         (Co-Chairman and Director)           Co. Incorporated

Frank V. Sica                              Managing Director, Morgan Stanley &
         (Co-Chairman and Director)           Co. Incorporated

Robert H. Niehaus                          Managing Director, Morgan Stanley &
         (Vice Chairman and Director)               Co. Incorporated

Lawrence B. Sorrel                         Managing Director, Morgan Stanley &
         (Vice President)                           Co. Incorporated

Michael C. Hoffman                         Principal, Morgan Stanley &
         (Executive Vice President)                 Co. Incorporated

James S. Hoch                              Principal, Morgan Stanley &
         (Vice President)                           Co. Incorporated

Howard I. Hoffen                           Principal, Morgan Stanley &
         (Vice President)                           Co. Incorporated

Kenneth F. Clifford                        Principal, Morgan Stanley &
         (Vice President and Treasurer)             Co. Incorporated


                               Page 14 of 18 pages

Debra Abramovitz                           Principal, Morgan Stanley &
         (Vice President)                           Co. Incorporated

Leigh J. Abramson                          Associate, Morgan Stanley & Co.
         (Vice President)                           Incorporated

James S. Cole                              Director of Finance, Merchant Banking
         (Vice President)                           Division, Morgan Stanley &
                                                    Co. Incorporated

Peter R. Vogelsang                                   Principal, Morgan Stanley &
         (Secretary)                                          Co. Incorporated





                               Page 15 of 18 pages

                                                                      Schedule B

                        DIRECTORS AND EXECUTIVE OFFICERS
                 OF MORGAN STANLEY, DEAN WITTER, DISCOVER & CO.


                  The name, business address and title with Morgan Stanley, Dean Witter, Discover & Co., and present principal occupation or employment and the name, principal business and address of employer, of each of the directors and executive officers of Morgan Stanley, Dean Witter, Discover & Co. are set forth below. If no business address is given, the director's or officer's business address is 1585 Broadway, New York, N.Y. 10036. The address of Morgan Stanley, Dean Witter, Discover & Co. and Morgan Stanley & Co. Incorporated is 1585 Broadway, New York, NY 10036. Each person listed below is a citizen of the United States of America.

                                                     Present Principal Occupation
         Name, Title and                              Including Name, Principal
         Business Address                        Business and Address of Employer
         ----------------                        --------------------------------

Philip J. Purcell                             Chairman of the Board of Directors, Chief
    (Chairman of the Board of                    Executive Officer and Director, Morgan
     Directors, Chief Executive                  Stanley, Dean Witter, Discover & Co.
     Officer and Director)

John J. Mack                                  President, Chief Operating Officer and
    (President, Chief Operating                  Director, Morgan Stanley, Dean Witter,
     Officer and Director)                       Discover & Co.

Robert G. Scott                               Executive Vice President and Chief
    (Executive Vice President                    Financial Officer, Morgan Stanley,
     and Chief Financial Officer)                Dean Witter, Discover & Co.

Thomas C. Schneider                           Executive Vice President and Chief
    (Executive Vice President, Chief             Strategic and Administrative Officer,
    Strategic and Administrative Officer         Morgan Stanley, Dean Witter, Discover
    and Director)                                & Co.

Christine A. Edwards                          Executive Vice President, Chief Legal
    (Executive Vice President, Chief             Officer and Secretary, Morgan Stanley,
     Legal Officer and Secretary)                 Dean Witter, Discover & Co.



                               Page 16 of 18 pages


Richard B. Fisher                             Chairman of the Executive Committee of
    (Chairman of the Executive Committee         the Board of Directors, Morgan Stanley,
     of the Board of Directors and Director)     Dean Witter, Discover & Co.

Robert P. Bauman                              Non-executive Chairman, British
    (Director)                                   Aerospace P.L.C. (aerospace)
                                                 1 Brewers Green
                                                 Buckingham Gate
                                                 London SW1H 0RH

Edward A. Brennan                             Retired.
    (Director)

Daniel B. Burke                               Retired.
    (Director)

C. Robert Kidder                              Chairman of the Board of Directors, Chief
    (Director)                                   Executive Officer and Director,
                                                 Borden, Inc. (consumer and specialty
                                                 products)
                                                 180 East Broad Street
                                                 Columbus, OH 43215.

Miles L. Marsh                                President and Chief Executive Officer,
    (Director)                                   Fort James Corporation (consumer
                                                 paper products)
                                                 Suites 100 and 175
                                                 75 Tri-State International Office Center
                                                 Lincolnshire, IL 60069.

Michael A. Miles                              Retired.
    (Director)

Allen E. Murray                               Retired.
    (Director)

Paul J. Rizzo                                 Retired.
    (Director)

Clarence B. Rogers, Jr.                       Chairman of the Board of Directors,
    (Director)                                   Equifax, Inc. (information-based
                                                 administrative services)
                                                 1600 Peachtree St. N.W.
                                                 Atlanta, Georgia 30309.


                               Page 17 of 18 pages


Laura D'Andrea Tyson                          Professor - Class of 1939
    (Director)                                   Chair in Economics and Business
                                                 Administration,
                                                 University of California at Berkeley,
                                                 Haas School of Business
                                                 Berkeley, CA 94720-1900.


                               Page 18 of 18 pages